UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41673

Millennium Group International Holdings Limited

(Translation of registrant’s name into English)

Flat B-C, 1st Floor, Wang Kwong Industrial Building,

45 Hung To Road, Kwun Tong, Kowloon 999077

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Related Party Transaction

On April 9, 2026, the Hong Kong subsidiary of Millennium Group International Holdings Limited (“MGIH”), named Millennium Holdings International Limited (the “Company”) and Yee Cheong (1926) Enterprise Company Limited (“Yee Cheong”), a company incorporated in Hong Kong entered into a Loan Agreement (the “Loan Agreement”), pursuant to which Yee Cheong agreed to extend a loan of HKD 11,700,000 (approximately USD 1,493,300) to the Company. The Loan has a term of eight years commencing April 9, 2026 and ending April 8, 2034 and bears interest at an annual rate of 2.83%, payable monthly in arrears.

The ultimate beneficial shareholders of Yee Cheong (1926) Enterprise Company are the same six shareholders that hold YC 1926 (BVI) Limited, which is the majority shareholder of MGIH holding 10,000,000 ordinary shares, representing approximately 88.89% of the Company’s outstanding shares.

The foregoing description of the Loan Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Loan Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Loan Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Millennium Group International Holdings Limited

Date: April 9, 2026	By:	/s/ Ming Hung Lai
	Name:	Ming Hung Lai
	Title:	Chairman

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